File No. 0-17630

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

Chairman's AGM Updating Statement

CRH public limited company
Belgard Castle, Clondalkin,
Dublin 22, Ireland.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-____.

CRH plc
The International Building
Materials Group

Registered Office
42 Fitzwilliam Squar
Dublin 2
Ireland

TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 8th May 2002

By: ____________________
M.P. Lee

CRH

CHAIRMAN'S AGM UPDATING STATEMENT

ANNUAL GENERAL MEETING – 8th MAY 2002

The broad trends experienced to date in our various operations are very much in line with the outlook statement accompanying the announcement in March of our 2001 results, and we expect that the trading environment for the remainder of 2002 will be challenging, particularly against a background of higher prices for oil and related products. Nevertheless, we are confident that the development moves completed to date, together with our relentless internal emphasis on cost efficiency, overhead reduction and cash flow generation, will result in 2002 being another year of progress for the Group.

In Ireland, in line with the slower trends experienced in the second half of 2001, first quarter volumes of most products declined compared with the very strong trading levels of the first three months in 2001. Housing and commercial demand was lower while activity levels on major infrastructure projects under the National Development Plan were somewhat slow in gathering momentum. However, the month of April has seen an improvement in demand particularly reflecting a rise in housing activity following recent Budget measures.

In Britain, activity levels to date, while still subdued, show modest growth. Ibstock Brick volumes have improved and further price increases are being implemented. The Northern Ireland market remains competitive with good activity levels in civil engineering and road maintenance offset by a weaker commercial market.

In Mainland Europe, trading patterns have been mixed. Our Materials operations in Spain have started the year strongly and in Switzerland cement demand continues to benefit from large infrastructure projects. Activity in Poland remains weak with as yet no clear direction as to the likely trends for 2002 as a whole while in Finland demand is slightly behind last year's levels. In the Products and Distribution Division, our concrete, clay and building products businesses continue to be constrained by general weakness in residential markets in the Benelux, France and Germany. However, our Distribution operations have started the year well supported by strong demand and margin improvement in our DIY retailing operations in the Benelux.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

In North America, early season activity levels for the Materials Division reflect generally good demand in the Northeast, offset by weaker trends in the West. Trading to date in the Central region, which encompasses Pennsylvania, Delaware, Michigan, Ohio and West Virginia, has been in line with expectations. The first time inclusion of winter losses for Mount Hope Rock Products (acquired in April 2001) and Hallett Materials and Des Moines Asphalt (acquired in July 2001) will impact the US Materials Division's outturn for the first half of the year. In our Products and Distribution Division, the Architectural Products, Glass and Distribution groups have started the year well. However, the Precast group continues to suffer from weakness in its telecommunications markets and more competitive conditions in its structures division.

To date in 2002 we have completed acquisitions totalling €378 million, including the purchase of the EHL concrete paving and landscape walling products business in Germany which was announced last week. In March, the Group completed a 10-year US$1 billion Global Bond Issue which substantially extends the maturity profile of the Group's debt. This, combined with benefits of the March 2001 €1.1 billion Rights Issue and our strong internal cash flow, places the Group in an exceptionally strong position to avail of attractive acquisition opportunities as they arise.

CRH plc
The International Building Materials Group

Registered Office
42 Fitzwilliam Squar
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 8th May 2002

By: /s/M.P. Lee
M.P. Lee
General Manager – Finance

File No. 0-17630

CONTENTS

Chairman's AGM Updating Statement

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CRH public limited company